Exhibit 99.1

Mercurity Fintech Holding Inc. Announces Appointment of Mr. Hao Liu as Co-Chief Executive Officer

BEIJING, April 30, 2021 /PRNewswire/ -- Mercurity Fintech Holding Inc. (the "Company" or "MFH") (Nasdaq: MFH) today announced that its Board of Directors (the “Board”) has appointed Mr. Hao Liu as co-Chief Executive Officer, effective on May 1, 2021.

Mr. Liu is currently a Director of the Board. He is also the founder and President of Columbus Fintech LTD, one of the world's leading financial data technology companies, and co-Founder and CEO of Jeethen Capital. He has pioneered the integration of artificial intelligence technology and quantitative trading, and his financial algorithm cloud service has served over 150 related listed companies and securities firms. Mr. Liu is also a leader in the field of blockchain applications and one of the founding members of the Hong Kong Blockchain Association. Under his leadership, his team developed cross-chain clearing technology, which achieved recognition for its breakthrough in the integration of multi-chain services and accolades for its application and the development of blockchain technology. Furthermore, Mr. Liu is also an angel investor in a number of financial technology companies, with extensive industry experience and excellent strategic vision.

Ms. Alva Zhou, Chairperson of the Board and Chief Executive Officer, commented, “On behalf of the management team, I extend a warm welcome to Mr. Liu as he joins our executive team and takes on a greater role in the Company’s operational process. We look forward to working with Mr. Liu and believe his extensive leadership background, fintech expertise, and blockchain experience will strengthen our business in the blockchain industry. We are confident in his ability to drive the Company’s growth as we continue to innovate and expand our capabilities.”

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "aim," "anticipate," "believe," "estimate," "expect," "hope," "going forward," "intend, " "ought to, " "plan, " "project," "potential," "seek," "may," "might," "can," "could," "will," "would," "shall," "should," "is likely to" and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about the Company's beliefs and expectations are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided in this press release is as of the date of this press release and is based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact:

Xingyan Gao

Mercurity Fintech Holding Inc.

ir@mercurity.com

Tel: +86 (10) 5360 6428